UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 21, 2025

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Notice convening an Extraordinary General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 21 October 2025 – Further to company announcement no. 28 issued today, an Extraordinary General Meeting of Novo Nordisk A/S is called to elect new members to the Board of Directors in accordance with the meeting agenda and proposals included in the enclosed meeting notice.

The Extraordinary General Meeting will be held on Friday 14 November 2025 at 14:00 (CET).

The Extraordinary General Meeting will be held as a fully electronic general meeting. Accordingly, participation in the meeting will take place virtually via an IT application. We encourage shareholders to exercise their rights by submitting proxies or votes by correspondence in advance of the Extraordinary General Meeting.

Novo Nordisk offers shareholders and others to follow the Extraordinary General Meeting via live webcast on Novo Nordisk’s website.

Further details about the Extraordinary General Meeting are included in the enclosed meeting notice.

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. As of August 2025, Novo Nordisk employed about 78,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
abmo@novonordisk.com	lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode	Sina Meyer
+45 3075 5956	+45 3079 6656
jrde@novonordisk.com	azey@novonordisk.com

Christoffer Sho Togo Tullin	Alex Bruce	Frederik Taylor Pitter
+45 3079 1471	+45 3444 2613	+1 609 613 0568
cftu@novonordisk.com	axeu@novonordisk.com	fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 29 / 2025

Notice convening Extraordinary General Meeting 14 November 2025

Novo Nordisk ® Extraordinary General Meeting Extraordinary General Meeting of Novo Nordisk A/S Further to company announcement no. 28 of Tuesday 21 October 2025, an Extraordinary General Meeting of Novo Nordisk A/S (‘Novo Nordisk’ or the 'Company') will be held on Friday 14 November 2025 at 14:00 (CET). The Extraordinary General Meeting will be held as a fully electronic general meeting. Shareholders can choose to: • Participate virtually by PC or by smartphone/tablet. • View the live webcast on Novo Nordisk’s website, www.novonordisk.com . • Grant a proxy or submit a written vote.

Novo Nordisk ® Extraordinary General Meeting Agenda 1. Election of new members to the Board of Directors: 1. Election of chair 2. Election of vice chair 3. Election of other members to the Board of Directors Participate or View Participate at the Extraordinary General Meeting: Register for participation via the Investor Portal (see link below) by Monday 10 November 2025 at 23:59 (CET) at the latest. Grant proxy or vote by correspondence: Submit the proxy form which must be received by Monday 10 November 2025 at 23:59 (CET) or submit your vote by correspondence which must be received no later than Thursday 13 November 2025 at 09:00 (CET). View the live webcast of the Extraordinary General Meeting: Go to Novo Nordisk’s website: www.novonordisk.com . Investor Portal: www.novonordisk.com/investors/Investor - portal.htm l Contact Novo Nordisk A/S Novo Alle 1, DK - 2880 Bagsværd, Denmark Website: www.novonordisk.com/EGM Phone: +45 4444 8888 Email: EGmeeting@novonordisk.com Computershare A/S Lottenborgvej 26 D, 1 st floor, DK - 2800 Kgs. Lyngby, Denmark Website: www.computershare.dk Phone: +45 4546 0997, weekdays 9:00 - 15:00 (CET) Email: agm@computershare.dk

Novo Nordisk ® Extraordinary General Meeting Complete proposals for the items on the agenda Item 1 : Election of new members to the Board of Directors As described in company announcement no . 28 / 2025 , the Board of Directors has convened this Extraordinary General Meeting to elect new Board members . Chair Helge Lund, Vice Chair Henrik Poulsen and the Board members Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Christina Law and Martin Mackay will not stand for election at the Extraordinary General Meeting . Kasim Kutay and the Novo Nordisk employee - elected Board members Elisabeth Dahl Christensen, Liselotte Hyveled, Mette Bøjer Jensen and Thomas Rantzau will remain on the Board of Directors . The Novo Nordisk Foundation and Novo Holdings A/S have submitted a shareholder proposal to elect the candidates set out under the agenda items below for election . A detailed description of the background and qualifications of the candidates is included in Appendix 1 . Item 1.1: Election of chair It is proposed to elect Lars Rebien Sørensen as Chair of the Board of Directors for a period until the next Annual General Meeting. Item 1.2: Election of vice chair It is proposed to elect Cees de Jong as Vice Chair of the Board of Directors for a period until the next Annual General Meeting. Item 1 . 3 : Election of other members to the Board of Directors It is proposed to elect Britt Meelby Jensen, Mikael Dolsten and Stephan Engels to the Board of Directors for a period until the next Annual General Meeting . Kasim Kutay will continue to serve on the Board of Directors, which is consequently proposed to consist of six shareholder - elected Board members . If all proposed candidates are elected, the Board of Directors will consist of Lars Rebien Sørensen (Chair), Cees de Jong (Vice Chair), Britt Meelby Jensen, Kasim Kutay, Mikael Dolsten and Stephan Engels (shareholder - elected Board members) and Elisabeth Dahl Christensen, Liselotte Hyveled, Mette Bøjer Jensen and Thomas Rantzau (employee - elected Board members) .

Novo Nordisk ® Extraordinary General Meeting Additional information Majority requirements All proposals on the agenda may be adopted by a simple majority of votes. Share capital The current share capital of the Company amounts to DKK 446 , 500 , 000 divided into A share capital of DKK 107 , 487 , 200 and B share capital of DKK 339 , 012 , 800 . Each A share capital amount of DKK 0 . 01 carries 10 votes, and each B share capital amount of DKK 0 . 01 carries 1 vote . Participation, voting rights and record date Anyone who is registered as a shareholder in the register of shareholders at the end of the record date, Friday 7 November 2025 at 23 : 59 (CET), or who has made a request to such effect by that date, is entitled to participate and vote at the Extraordinary General Meeting . The participation and voting rights are determined by the number of shares held by each shareholder at the end of the record date as per the register of shareholders as well as any notification for registration received by the Company by that time but which has not yet been entered in the register . Shareholders holding Novo Nordisk shares through a nominee must exercise voting rights through the nominee structure . This entails that any votes, including amendment of votes submitted by proxy, must be submitted to the Company by the nominee . How to vote in advance – proxy and correspondence voting Shareholders who wish to vote in advance or who cannot participate in the Extraordinary General Meeting are encouraged to submit proxies or votes by correspondence . Proxy voting and correspondence voting : Shareholders may grant proxy to a named third party or to the Board of Directors . Alternatively, shareholders may cast their vote in advance of the meeting (vote by correspondence) . Proxies and votes by correspondence may be submitted via the Investor Portal or by downloading a form from www . novonordisk . com/EGM . Print, complete, sign and send the form via email to agm@computershare . dk or by ordinary letter to Computershare A/S, Lottenborgvej 26 D, 1 st floor, DK - 2800 Kgs . Lyngby, Denmark . Proxies shall be received by Monday 10 November 2025 at 23 : 59 (CET) . Votes by correspondence shall be received no later than Thursday 13 November 2025 at 09 : 00 (CET) . Proxies apply to all items discussed at the meeting . If new proposals are submitted, including proposals for other candidates, proxy holders will vote according to their best beliefs . Votes by correspondence will be taken into account if a new proposal is substantially the same as the original . How to ask questions in advance Shareholders may ask questions in advance of the Extraordinary General Meeting: • For questions about participation, admission cards, the Investor Portal, how/when/where to submit proxies and votes by correspondence, how to use Computershare Meeting Services, registration of shares by name and other technical questions concerning the Extraordinary General Meeting, please contact Computershare A/S by email or telephone. • For questions regarding an agenda item, shareholders are encouraged to submit these in advance by email to EGmeeting@novonordisk.com no later than Thursday 13 November 2025 at 12:00 (CET). The questions will as far as possible be answered in writing prior to the Extraordinary General Meeting. A summary of questions and answers will be published on Novo Nordisk’s website, www.novonordisk.com/EGM . How to participate – virtual participation or viewing the webcast As the meeting is held as a fully electronic meeting, shareholders may participate in or view the Extraordinary General Meeting as follows : Virtual participation : Shareholders must register for virtual participation, please see below . Shareholders participating virtually will be able to view the broadcast of the meeting, to vote and to submit questions and comments in writing during the meeting .

Novo Nordisk ® English on the Company’s website www.novonordisk.com . The webcast will be accessible one hour before the meeting starts . The webcast does not offer possibilities of voting, expressing opinions or asking questions at the Extraordinary General Meeting . The live webcast is also accessible by the public and access does not require registration of participation or holding of shares in the Company . After the meeting, a recording of the webcast will be made available on Novo Nordisk’s website, www . novonordisk . com/EGM . Extraordinary General Meeting Participation takes place through the Computershare Meeting Services application, which is available via the internet . Shareholders should thus ensure having a PC/smartphone/tablet available with the latest version of a standard web - browser installed (Google Chrome, Safari, Microsoft Edge or Firefox) . For stable access, a functioning and adequate internet connection is required during the entire Extraordinary General Meeting . Recommended internet speed is at least 5 - 10 Mbit/s . The Computershare Meeting Services application will be accessible from one hour before the meeting starts . Further details on how to participate, vote, submit questions or comments in writing are available in the User guide for Computershare Meeting Services available on www . novonordisk . com/EGM . Shareholders are advised that questions/comments in writing may not exceed 2 , 400 characters . Shareholders experiencing technical problems during the meeting may contact Computershare A/S by telephone or email . Webcast: Shareholders can watch the live webcast in Danish and Investor Portal Logging on to the Investor Portal requires MitID or username and password . The Investor Portal can be accessed via Novo Nordisk’s website www . novonordisk . com/investors/Investor - portal . html or via Computershare A/S’ website www . computershare . dk . Registration and submission of proxy or votes by correspondence will be accessible as from 23 October 2025 . Registration and Admission card Shareholders are required to register for the Extraordinary General Meeting to participate virtually . Shareholders may also register one advisor/companion for participation . Once registered, the admission card will be issued electronically . Admission cards to shareholders will be sent to the shareholder’s email address specified in the Investor Portal upon registration . The admission card will include user credentials (username and password) for the Computershare Meeting Services. The admission card also includes a link to the user guide for the Computershare Meeting Services application. Separate admission cards and user credentials for an advisor/companion registered for the Extraordinary General Meeting will be sent to the shareholder’s email address in order for the shareholder to forward it to the adviser/companion. Admission cards will not be sent by ordinary mail . An admission card is not necessary for viewing the webcast on www . novonordisk . com . Language Representatives of the Company and the chair of the Extraordinary General Meeting will speak and present in English . Shareholders participating virtually via the Computershare Meeting Services application may choose to ask questions and express opinions in Danish or English . Simultaneous interpretation from English to Danish and from Danish to English will be available to the virtual participants in the Computershare Meeting Services application as well as in the webcast . Information on novonordisk.com Until and including the date of the Extraordinary General Meeting, the following information is available on www.novonordisk.com/EGM: • Notice to convene the Extraordinary General Meeting, including the agenda and complete proposals and a description of the nominated candidates (Appendix 1 ), • The aggregate number of shares and voting rights as of the date of the convening notice, • The proxy and voting by correspondence form, • The registration form, and • User guide for the Computershare Meeting Services application . The information is available in English.

Novo Nordisk ® Extraordinary General Meeting Electronic communication Should you wish to receive such communication from us, please register your email address on the Investor Portal . Novo Nordisk does not send out hard copies of notices for general meetings . Processing of personal data For information about how Novo Nordisk processes your personal data as a shareholder, see the Company’s Notices of Personal Data Processing on www . novonordisk . com/EGM . Best regards, Novo Nordisk A/S The Board of Directors, Tuesday 21 October 2025

Novo Nordisk ® Appendix 1 – Shareholder proposal for candidates for the Board of Directors The Novo Nordisk Foundation and Novo Holdings A/S have submitted a shareholder proposal to elect the candidates set out herein . This Appendix has been received from the Novo Nordisk Foundation and Novo Holdings A/S . The Board Competency Profile In accordance with the Company’s Board Competency Profile which is available on https://www.novonordisk.com/about/corporate - governance . html , all Board members should possess integrity, accountability, fairness, financial literacy, commitment, desire for innovation, a corporate social responsible mindset and a collaborative mindset . Additionally, the collective competences of the shareholder - elected Board members should include experience within the competences listed in the Board Competency Profile as well as two additional competencies (Direct - to - consumer marketing, US pharmaceutical market expertise) which will be added to the Board Competency Profile following the Extraordinary General Meeting : • Global corporate leadership • Healthcare & pharma industry • Finance & accounting • Business development, M&A & external innovation sourcing • Human capital management • Medicine & science • Environmental, social & governance (ESG) • Technology, data & digital • Direct - to - consumer marketing • US pharmaceutical market expertise If all proposed candidates are elected to the Board, the Board will collectively possess the desired competences and experience . Diversity ambition The following aspirations have guided the identification of shareholder - elected candidates for the Board : • The Board should consist of at least two shareholder - elected Board members with Nordic nationality and at least two shareholder - elected Board members with a nationality other than Nordic . • By 2026 , the Board should consist of at least three shareholder - elected Board members who are women and three who are men . With the proposed candidates, the shareholder - elected Board members will consist of three Nordic members and three non - Nordic members. Of these, one member is female and five are male. Further to these, Ms. Helena Saxon has been identified as a candidate to be proposed for election to the Board at the Annual General Meeting in March 2026. It is therefore the intention to identify one additional candidate with complementary competences to be elected at the Annual General Meeting in March 2026, at which point the aim is to fulfil both the nationality and gender ambitions. Independence It is an aspiration that at least half of the Company’s shareholder - elected Board members should be independent in accordance with the Danish Corporate Governance Recommendations. Three of the proposed candidates, Mr . Sørensen, Mr . Kutay and Ms . Meelby Jensen, are not considered to be independent . Mr . Sørensen holds the Chair position at the Board of the Novo Nordisk Foundation, the ultimate controlling shareholder of the Company . Ms . Meelby Jensen holds a board position at Novo Holdings A/S, while Mr . Kutay is Chief Executive Officer of Novo Holdings A/S, the Novo Nordisk Foundation’s investment company and the main shareholder of Novo Nordisk A/S . If all proposed candidates are elected to the Board, the Board will satisfy the aspiration to have a number of Board members representing the main shareholder and that at least half of the Board members elected by the shareholders shall be independent. Mr. Kutay is not up for election as his term runs until the Annual General Meeting in March 2026. He continues on the Board through his term. After the Extraordinary General Meeting, the Board will elect its committee members and e.g. intends to elect members of the Audit Committee who qualify as independent as required and defined by the US Securities and Exchange Commission (SEC) as well as the Danish Act on Approved Auditors and Audit Firms. Mr. Engels qualifies for these requirements, and the same applies to Ms. Saxon upon election at the Annual General Meeting in March 2026. Extraordinary General Meeting

Novo Nordisk ® Cees de Jong Vice Chair of the Board Dutch. Born in 1961. Male. Proposed elected in November 2025. Independent Positions and management duties: • Chair of the Board of Novonesis A/S. • Chair of the Board of Meatable. • Member of the Board of Oterra. • Venture Partner, Forbion BioEconomy Fund I. Competences: Global corporate leadership; Finance & accounting; Business development, M&A and external innovation sourcing; Environmental, social & governance (ESG); Human capital management. Former positions: From 2013 - 2018 Mr. de Jong was President and CEO of Chr. Hansen. From 2007 - 2011 Mr. de Jong was COO and member of the Board of Crucell. From 2003 - 2007 Mr. de Jong was Group Vice President and member of the Board of Quest - International / ICI. From 2000 - 2002 Mr. de Jong was President of Industrial Products at Campina. From 1998 - 1999 Mr. de Jong was President of Anti - infectives at DSM. From 1996 - 1998 Mr. de Jong was Managing Director of the Industrial Pharmaceutical Division at Royal Gist - Brocades and member of the Executive Committee. Prior to this Mr. de Jong held various roles within strategy and business development. Education: 1987 MD, Medical Faculty from the Erasmus University Rotterdam, Netherlands. 1989 MBA from Rotterdam School of Management, Erasmus University Rotterdam. 2018 Nyenrode Business University NED program (Commissarissen - cyclus). Lars Rebien Sørensen Chair of the Board Former positions : From 2000 - 2016 Mr. Sørensen was President and CEO of Novo Nordisk A/S. From 1994 - 2000 Mr. Sørensen was member of the corporate management team in Novozymes A/S and assumed responsibility for the healthcare business. Prior to this, Mr. Sørensen held various international roles in Novozymes A/S. Mr. Sørensen will step down as Chair of Novo Holdings A/S (from 2018 - 2025) following the extraordinary general meeting in Novo Nordisk A/S. Education: 1981 MSc in Forestry from the Copenhagen Royal Veterinary and Agricultural University, Denmark. 1983 BSc in International Economics from Copenhagen Business School. Danish. Born in 1954. Male. Proposed elected in November 2025. Not independent Positions and management duties: • Chair of the Board of Novo Nordisk Foundation. • Vice Chair of the Board of Ferring Pharmaceuticals. • Member of the Board of Jungbunzlauer Suisse AG. • Adjunct professor at the University of Copenhagen’s School of Life Sciences. • Adjunct professor at Center for Corporate Governance at Copenhagen Business School. Competences: Global corporate leadership; Healthcare & pharma industry; Business development, M&A and external innovation sourcing; Medicine & science; Human capital management; Environmental, social & governance (ESG). Extraordinary General Meeting

Novo Nordisk ® Kasim Kutay Member of the Board British. Born in 1965. Male. Member since 2017. Term expires in 2026. Not independent Positions and management duties:  CEO of Novo Holdings A/S.  Member of the Board of Novonesis A/S.  Member of the Board of CW+ charity. Competences: Global corporate leadership; Healthcare & pharma industry; Finance & accounting; Business development, M&A and external innovation sourcing; Human capital management. Former positions: From 2009 to 2016 Mr. Kutay was managing director, co - head of Europe and member of the global management committee of Moelis & Co., UK. From 2007 to 2009 Mr. Kutay was managing director and head of Financial Solutions Group of SUN Group, UK. From 1989 to 2007 Mr. Kutay held a number of positions at Morgan Stanley, UK, including chair of the European Healthcare Group. Mr. Kutay was member of the board of trustees of Northwick Park Institute for Medical Research, UK, from 2005 to 2016. Mr. Kutay was member of the board of governors from 2006 to 2011 and the investment committee from 2011 to 2016 of the School of Oriental and African Studies (SOAS), UK. Education: 1987 MSc in Economics, the London School of Economics, UK. 1986 BSc in Economics, the London School of Economics, UK. Britt Meelby Jensen Member of the Board Danish. Born in 1973. Female. Proposed elected in November 2025. Not independent Positions and management duties: • CEO of Ambu A/S. • Member of the Board of Novo Holdings A/S. • Member of the Board of Hempel A/S. Competences: Global corporate leadership; Healthcare & pharma industry; Human capital management; Technology, data & digital; Business development, M&A and external innovation sourcing. Former positions: From 2019 - 2022, before being appointed CEO of Ambu A/S, Ms. Meelby Jensen served as CEO of Swedish Medtech company, Atos Medical AB, owned by PAI partners. From 2015 - 2019 Ms. Meelby Jensen was President and CEO of the Danish public biotech company, Zealand Pharma A/S, where the company did a listing on Nasdaq in the US. From 2013 - 2014 Ms. Meelby Jensen was CEO of Dako A/S, a global cancer diagnostics company owned by Agilent Inc. From 2002 - 2013 Ms. Meelby Jensen joined Novo Nordisk A/S where she held several leadership roles, including being Corporate Vice President of Global Marketing, Market Access & Commercial Excellence. From 2000 - 2002 she worked as a Management Consultant in McKinsey & Company. Education: 2000 MSc in International Marketing and Management, Copenhagen Business School, Denmark. 1998 MBA, Solvay Business School, ULB, Belgium. Extraordinary General Meeting

Novo Nordisk ® Stephan Engels Member of the Board German. Born in 1962. Male. Proposed elected in November 2025. Independent Positions and management duties: • Member of the Board of SimCorp A/S. Competences: Global corporate leadership ; Finance & accounting ; Human capital management ; Business development, M&A and external innovation sourcing . Former positions : From 2020 - 2025 Mr . Engels was CFO of Danske Bank . From 2012 - 2020 Mr . Engels was CFO at Commerzbank AG . From 2007 - 2012 Mr . Engels was member of the Executive Committee of the Mercedes - Benz Car Group for Finance & Controlling and Head of Management Group Controlling at Daimler AG . From 2004 - 2007 Mr . Engels was member of the Board for Credit then CFO and IT at DaimlerChrysler Bank AG . From 1988 Mr . Engels held various positions at Daimler AG in Group Audit, Divisional Finance Functions and Managing Director of debis AirFrance BV (operating aircraft leasing, a JV between Daimler and German Banks . Education: 1999 Executive Education – Managing Global Opportunities, Harvard University, USA. 1987 MA Business Administration at University of St. Gallen, Switzerland. Mikael Dolsten Member of the Board Swedish. Born in 1958. Male. Proposed elected in November 2025. Independent Positions and management duties: • Chair of the Board of Orogene Therapeutics. • Chair of the Board of Mast Cell Sciences. • Founding CEO and Chair of the Board of Quarry Thera. • Chair of the Board of Orbis Medicines. • Member of the Board of Chai Discovery. • Member of the Board of BenchSci. • Member of the Board of Agilent Technologies. • Member of the Board of Rocket Pharmaceuticals. • Member of the Board of FairJourney Biologics. • Chair R&D committee & Investment Advisor of Formation Bio. • Member of the Board of Immunai. • Member of the Board of Foundation for the National Institutes of Health & Research America. • Senior advisor to Blackstone Life Sciences. Competences: Global corporate leadership ; Healthcare & pharma industry ; Medicine & science ; Human capital management . Former positions : From 2009 - 2025 Mr . Dolsten was the CSO and President of Worldwide Research, Development and Medical at Pfizer, Inc . where he oversaw the regulatory approval of over 36 medicines and vaccines, while advancing more than 150 drug candidates into clinical studies . From 2003 - 2007 Mr . Dolsten was EVP and Head of Pharmaceutical Research at Boehringer Ingelheim . From 1999 - 2003 Mr . Dolsten was Global VP of Cardiovascular, Metabolism and Gastrointestinal at AstraZeneca . From 1998 - 1999 Mr . Dolsten was VP and Head of Preclinical R&D at Astra . Prior to that, Mr . Dolsten held various roles in Pharmacia & Upjohn . Education: 1988 MD, PhD in tumor immunology from Lund University, Sweden . 1995 Adjunct Professor in Medicine, Immunology, Oncology at Lund University, Sweden . Extraordinary General Meeting

Novo Nordisk ® Helena Saxon Proposed for election as member of the Board at the Annual General Meeting in March 2026 Swedish. Born in 1970. Female. Proposed for election at the Annual General Meeting in March 2026. Independent Positions and management duties: • Member of the Board of Sobi (Swedish Orphan Biovitrum AB). • Member of the Board of H&M Hennes & Mauritz AB. • Member of the Board of Stockholm School of Economics. Competences: Global corporate leadership; Finance & accounting; Human capital management; Technology, data & digital; Business development, M&A and external innovation sourcing. Former positions: From 2015 - 2024 Ms. Saxon was CFO at Investor AB. From 2010 - 2015 Ms. Saxon was Senior Investment Manager of Healthcare and MedTech at Investor AB. From 2006 - 2010 she was CFO at Hallvarsson & Halvarsson AB and Syncron AB. From 1997 - 2006 Ms. Saxon was Investment Manager of the Tech sector at Investor AB. From 1995 - 1997 Ms. Saxon was a Financial Analyst at Goldman Sachs in London. Education: 2013 Certificate in Corporate Governance from International Directors Program at INSEAD, France. 1995 MSc in Business & Economics, Stockholm School of Economics, Sweden. Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 21, 2025	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer